UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

CAPITAL EQUITY FINANCE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
N/A
(CUSIP Number)

The Stone Financial Group, Inc.
7701 France Avenue South
Suite 200
Edina, MN 55435
(952) 837-6202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-i-

CUSIP No. N/A
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

The Stone Financial Group, Inc.
________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
________________________________________________________________________________
3. SEC Use Only
________________________________________________________________________________
4. Source of Funds (See Instructions) WC
________________________________________________________________________________
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________
6. Citizenship or Place of Organization: MN
________________________________________________________________________________

Number of Shares Beneficially Owned with:

7. Sole Voting Power: 4,000,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 4,000,000

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 66.67%
________________________________________________________________________________

14. Type of Reporting Person (See Instructions): CO
________________________________________________________________________________

The Reporting Person identified on pages 2 through 5 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Reporting Person’s beneficial control of 4,000,000 shares of the common stock, $.001 par value per share (the "Common Stock"), of Capital Equity Finance, Inc., a Florida corporation (the "Issuer"). As of the date of this filing, the Issuer's principal executive office was located at 5775 Blue Lagoon Drive, Suite 100, Miami, Florida 33126.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by The Stone Financial Group, Inc., a Minnesota corporation headquartered at 7701 France Avenue South, Suite 200, Edina, Minnesota 55435 (the "Reporting Person").  The primary business of the Reporting Person is to act as a personal holding company for investments.  The Reporting Person is owned by Esper Gullatt, Jr., a U.S. citizen.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds to acquire the Reporting Person’s shares came from the Reporting Person’s working capital.  The Reporting Person is a founder of the Issuer and paid cash for its subscription of shares.

ITEM 4. PURPOSE OF THE TRANSACTION

This Schedule 13D is filed to disclose the Reporting Person’s interest in the Issuer, which pre-existed the Issuer’s status as a voluntary reporting company.  The Reporting Person plans to hold its shares in the Issuer until such time as the shares are acquired by a third-party as part of a change of control of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)           As of September 4, 2007, the Issuer had 6,000,000 shares outstanding.  As of the date of filing this Schedule 13D, the Reporting Person had voting control of 4,000,000 shares, which represents 66.67% of the Issuer’s outstanding common stock.

(b)           The Reporting Person directly owns the 4,000,000 shares of the Issuer for which it has voting control.

(c)           None.

(d)           None.

(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2007

By: /s/ Esper Gullatt, Jr.
Esper Gullatt, Jr.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).